Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Fourth Quarter and Full Year 2022 Financial Results with Record-Breaking Full Year 2022 Results Recorded Across All Key Financial Indices (Revenues, Gross Profit, Operating Income and Net Income).

Net income for the year increased by 49.1% year over year to a record-breaking result of $81.4 million.

Or Yehuda, Israel, March 16, 2023 – Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the fourth quarter and full year ended December 31, 2022.

Financial Highlights for the Fourth Quarter Ended December 31, 2022

●	Consolidated revenues for the fourth quarter ended December 31, 2022 decreased by 3.6% to $633.9 million, compared to $657.6 million in the same period last year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended December 31, 2021), consolidated revenues for the fourth quarter of 2022 would have increased by 4.4% to a record breaking $686.8 million.

●	Consolidated operating income for the fourth quarter ended December 31, 2022 increased by 1.0% to $60.2 million, compared to $59.6 million in the same period last year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended December 31, 2021), consolidated operating income for the fourth quarter of 2022 would have increased by 11.1% to a record-breaking result of $66.1 million from ongoing activities.

●	Consolidated net income attributable to Formula’s shareholders for the fourth quarter ended December 31, 2022 decreased by 1.3% to $15.3 million, or $1.00 per fully diluted share, compared to $15.5 million, or $0.99 per fully diluted share, in the same period last year.

Financial Highlights for the Full Year Ended December 31, 2022

●	Consolidated revenues for full year increased by 7.0% to $2.57 billion, compared to $2.40 billion in the same period last year.

●	Consolidated operating income for full year increased by 33.0% to $276.6 million, compared to $208.0 million in the same period last year. Operating income for the full year included a capital gain realized from the disposition of a Matrix IT Ltd. subsidiary in an amount of $44.3 million. Excluding such impact, consolidated operating income for the full year increased by 11.7% compared to the same period last year.

●	Consolidated net income attributable to Formula’s shareholders for the full year increased by 49.1% to $81.4 million, or $5.21 per fully diluted share, compared to $54.6 million, or $3.5 per fully diluted share, in the same period last year. Net income for the full year was positively impacted by approximately $17.1 million resulting from the disposition of a subsidiary of Matrix IT Ltd. Excluding such impact, consolidated net income attributable to Formula’s shareholders for the full year increased by 17.7% compared to the same period last year.

●	As of December 31, 2022, Formula held 48.7%, 44.1%, 46.3%, 100%, 50%, 90.1%, 80%, 100% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., and Shamrad Electronic (1997) Ltd., respectively.

●	Consolidated cash and cash equivalents, short-term bank deposits and short-term investments totaled approximately $569.1 million as of December 31, 2022, compared to $512.5 million as of December 31, 2021.

●	Total equity as of December 31, 2022, was $1.18 billion (representing 42.1% of the total consolidated statements of financial position), compared to $1.18 billion (representing 42.9% of the total consolidated statements of financial position) as of December 31, 2021.

Debentures Covenants

As of December 31, 2022, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders as of December 31, 2022 was $551.9 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of December 31, 2022 was 6.3%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters and excluding a capital gain of $44.2 million realized from the disposition of a Matrix IT Ltd. subsidiary), as of December 31, 2022, was 0.24.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “I am very proud of our fourth quarter and full year achievements. During the year, we continued to make big strides across multiple fronts, which is reflected by our record-breaking results recorded in all our key financial indices for the year (revenues, gross profit, operating income, and net income). Our broad investment portfolio allows us to carefully mitigate the current risks in the IT market, which are mainly the challenging macro-economic environment, as well as the fierce competition over talented IT workforce. We continue our efforts across our entire group to create significant value for our customers in managing, streamlining, accelerating, and contributing to their growth.”

“Matrix finished the year strong with record-breaking results for the year recorded across all its key financial indices. We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making their businesses thrive. There is a strong demand in Israel for software services in digital, cloud, cyber, data, and core operating systems—areas in which Matrix is a market leader, and which are at the center of the IT market demand. North-America, which accounts for 9.3% of Matrix’s annual revenues, also showed significant growth, with an increase of approximately 17% in revenues and 41% in operating income, along with a substantial improvement in operating margin. We believe that Matrix has significant growth potential in the North American market. Among all of its operations in North America, Matrix continues to expand and upgrade its collaboration with NICE Actimize in the field of AI-based solutions for anti-money laundering and prevention of financial crimes, as well as expanding its customer base across all its other areas of expertise in the North-American market.”

“Sapiens’ revenues for the year reached $475 million, and on a constant currency basis, grew by approximately 8%. Non-GAAP operating income the year reached $83.5 million, representing an operating margin of 17.6%. A key accomplishment in 2022 includes Sapiens continued growth of cloud-based customers with over 90% of new logos delivered on the cloud Sapiens is still in the early days of an incredible industry transformation as insurance carriers continue to transform their core systems to remain relevant, competitive, and compliant. As a global player with multiple product lines and cloud capabilities and a cost-efficient operating model which combines off-and on-shore delivery capabilities, we believe that Sapiens is positioned in a sweet spot to reap the gains of this opportunity.”

“Magic Software finished the year strong, with record-breaking fourth quarter revenue of $147.1 million, growing 10.6% year over year, exceeding market expectations. Magic’s results for the year also reached record high as well as double digit growth in all its key financial indices (revenues, gross profit, operating income, and net income). Magic’s strong results demonstrate the growing investment made by enterprises and organizations worldwide to leverage their digital technologies and cloud-based platforms creating high demand for its innovative software solutions and services, which together with the outstanding execution of its teams led to another year of strong performance recorded across its business.”

“Michpal Group continues to realize synergies and monetize on its business model with its revenues for the year growing by 23% on a constant currency basis compared to the same period last year, to NIS 128 million (approximately $38.0 million) with 36% accounted to organic growth.”

“TSG materialized its strategy of expanding its presence in the Israeli municipal institutions sector by acquiring 60% of the outstanding share capital of E.P.R. Systems Ltd. Headquartered in Israel, E.P.R has over 20 years of experience and serve more than 100 local authorities in Israel. The company offers comprehensive software solutions for municipal institutions primarily to manage all their billing and collection operations for all types of revenues, including taxes, fees and levies and several innovative extension modules. Additionally, E.P.R offers a full scope of expert implementation, application management and hosting services, enabling municipal institutions to execute their digital and business strategies.”

“Lastly, Zap Group, a leading group of consumer sites in Israel and a well-reputable brand in the Israeli market, offering a wide range of solutions in the field of advertising continues to invest both organically and inorganically in its service lines and is currently in the final stages before going live with its new marketplace platform. We believe this new platform will enable small and medium businesses in Israel to sell their products through an advanced platform that combines objective price comparison between sellers with a reliable and comfortable online buying experience. In addition, during the fourth quarter of 2022 ZAP Group concluded the acquisition of 51% of the outstanding share capital of Safra an Israeli company specializing in social media services for small and medium businesses. Safra is a leading digital company in Israel that provides Facebook Instagram and Tik-tok advertising services to enhance business performance. During the fourth quarter, ZAP Group also acquired 51% of the outstanding share capital of Marcomit, an Israeli company which specializes in digital branding for large enterprises. Marcomit provides strategical brand services for high profile companies including advanced branding materials for media and digital adverting. We believe that the operations of both Safra and Marcomit are synergetic and complementary to Zap Group’s operations in the field of advertising to allow Zap Group to build continued long term profitable growth and shareholder value.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and its ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends, including inflation, rising interest rates and supply chain delays, triggered in part by the COVID-19 (coronavirus) pandemic, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, adverse consequences of international conflicts such as Russia’s invasion of the Ukraine, or fluctuations in currency exchange rates; and risks related to our principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on May 16, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
	Unaudited		Unaudited
Revenues	633,884	657,601	2,572,357	2,404,376
Cost of revenues	468,692	501,881	1,949,892	1,840,517
Gross profit	165,192	155,720	622,465	563,859
Research and development costs, net	18,867	16,737	72,129	65,858
Selling, marketing and general and administrative expenses	86,148	79,409	317,956	289,985
Capital gain from realization of a Matrix IT’s subsidiary	-	-	44,260	-
Operating income	60,177	59,574	276,640	208,016
Financial expenses, net	6,902	7,382	19,930	24,005
Income before taxes on income	53,275	52,192	256,710	184,011
Taxes on income	10,907	12,600	55,235	42,614
Income after taxes	42,368	39,592	201,475	141,397
Share of profit of companies accounted for at equity, net	(2,383)	152	(1,808)	505
Net income	39,985	39,744	199,667	141,902
Net income attributable to non-controlling interests	24,646	24,206	118,274	87,317
Net income attributable to Formula Systems’ shareholders	15,339	15,538	81,393	54,585

Earnings per share (basic)	1.01	1.02	5.31	3.57
Earnings per share (diluted)	1.00	0.99	5.21	3.50

Number of shares used in computing earnings per share (basic)	15,298,267	15,290,517	15,295,986	15,289,580
Number of shares used in computing earnings per share (diluted)	15,467,654	15,498,375	15,502,830	15,403,543

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	544,342	485,391
Short-term deposits	23,976	25,924
Short-term investments	738	1,142
Trade receivables, net	704,610	696,321
Other accounts receivable and prepaid expenses	64,142	72,118
Inventories	35,181	21,221
Total current assets	1,372,989	1,302,117

LONG-TERM ASSETS:
Deferred taxes	42,220	46,364
Other investments, long-term accounts receivable and prepaid expenses	39,754	23,676
Investments in companies accounted for at equity method	20,641	28,900
Property, plants and equipment, net	54,971	56,886
Right-of-use assets	117,341	115,833
Net intangible assets and goodwill	1,146,791	1,174,790
Total long-term assets	1,421,718	1,446,449

TOTAL ASSETS	2,794,707	2,748,566

CURRENT LIABILITIES:
Loans and credit from banks and others	157,908	175,696
Debentures	68,293	48,455
Current maturities of lease liabilities	45,464	41,655
Trade payables	222,229	205,835
Deferred revenues	132,729	140,660
Employees and payroll accrual	201,908	207,553
Other accounts payable	80,919	80,411
Liabilities in respect of business combinations	32,904	7,773
Put options of non-controlling interests	60,500	39,558
Total current liabilities	1,002,854	947,596

LONG-TERM LIABILITIES:
Loans from banks and others	115,874	157,229
Debentures	305,632	205,035
Lease liabilities	79,500	84,839
Other long-term liabilities	11,790	12,183
Deferred taxes	58,992	78,135
Deferred revenues	8,859	17,757
Liabilities in respect of business combinations	13,370	21,644
Put options of non-controlling interests	11,688	31,720
Employees benefit liabilities, net	9,116	12,641
Total long-term liabilities	614,821	621,183

EQUITY
Equity attributable to Formula Systems’ shareholders	551,865	540,960
Non-controlling interests	625,167	638,827
Total equity	1,177,032	1,179,787

TOTAL LIABILITIES AND EQUITY	2,794,707	2,748,566

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	39,363	14,163
Other accounts receivable and prepaid expenses	7,326	4,513
Total current assets	46,689	18,676

LONG-TERM ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	149,701	154,391
Sapiens International Corporation N.V.	228,953	231,130
Magic Software Enterprises Ltd.	125,060	122,358
Other	154,303	174,481
Total investment in subsidiaries and a jointly controlled entity	658,017	682,360

Long term receivables and other investments	12,870	2,547
Property, plants and equipment, net	8	10
Total long-term assets	670,895	684,917

TOTAL ASSETS	717,584	703,593

CURRENT LIABILITIES:
Debentures	32,999	28,654
Trade payables	125	192
Other accounts payable	5,596	5,339
Put options of non-controlling interests	848	-
Liability in respect of a business combination	426	-
Total current liabilities	39,994	34,185

LONG-TERM LIABILITIES:
Debentures	125,484	126,049
Put options of non-controlling interests	-	1,249
Liability in respect of a business combination	241	1,150
Total long-term liabilities	125,725	128,448

EQUITY	551,865	540,960

TOTAL LIABILITIES AND EQUITY	717,584	703,593

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.